[SURGIVISION LETTERHEAD]

October 12, 2010

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3030

Washington, DC 20549

Attn: Gabriel Eckstein

Re:	SurgiVision, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1 filed on December 23, 2010

SEC File No. 333-163957

Mr. Eckstein:

Pursuant to Rule 477 of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), SurgiVision, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-163957), filed with the Commission on December 23, 2009, as amended by Amendment No. 1 filed on February 9, 2010, as amended by Amendment No. 2 filed on February 26, 2010, as amended by Amendment No. 3 filed on April 6, 2010, as amended by Amendment No. 4 filed on May 7, 2010, as amended by Amendment No. 5 filed on May 13, 2010, as amended by Amendment No. 6 filed on June 4, 2010, as amended by Amendment No. 7 filed on June 25, 2010, as amended by Amendment No. 8 filed on July 2, 2010, as amended by Amendment No. 9 filed on July 14, 2010, as amended by Amendment No. 10 filed on July 16, 2010, as amended by Amendment No. 11 filed on July 21, 2010, as amended by Amendment No. 12 filed on July 26, 2010, as amended by Amendment No. 13 filed on August 5, 2010, as amended by Amendment No. 14 filed on August 17, 2010, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective and the Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (901) 522-9331 or Robert J. DelPriore, Esq. of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Registrant, at (901) 577-8228.

Respectfully Submitted,

SURGIVISION, INC.

By:	/s/ Kimble L. Jenkins
Kimble L. Jenkins
Chief Executive Officer and President